So
3-11-02



SECURI[TIES AND EXCHANGE COM]MISSION 02007614
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	September 30, 1998
Estimated average burden hours per response	. . . 12.00

SEC FILE NUMBER
8-20744

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III



SEC MAIL
RECEIVED
PROCESSING
MAR 0 1 2002
WASH. D.C.
354
SECTION

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING JANUARY 1, 2001 (MM/DD/YY) AND ENDING DECEMBER 31, 2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: William R. Parker
dba BILL PARKER AGENCY

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4528 MILLRACE ROAD
(No. and Street)

SACRAMENTO	CA	95864-0826
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

WILLIAM R. PARKER (916) 486-0783
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

MISTRETTA-TINSETH
(Name — *if individual, state last, first, middle name*)

740 UNIVERSITY AVENUE, SUITE 160	SACRAMENTO	CA	95825
(Address)	(City)	(State)	Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 20 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, WILLIAM R. PARKER, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of BILL PARKER AGENCY, as of DECEMBER 31, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

____

____

____

____
Signature

PARTNER
Title

____
Notary Public

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BILL PARKER AGENCY

(A PARTNERSHIP)

FINANCIAL STATEMENTS
AND SUPPLEMENTARY SCHEDULES
Year ended December 31, 2001



MISTRETTA-TINSETH
Certified Public Accountants
Financial Management Consultants



MISTRETTA - TINSETH
Certified Public Accountants – Financial Management Consultants

740 University Ave., Suite 160
Sacramento, CA 95825
916-929-6902
916-929-7068 Fax

Robert Mistretta, CPA, MBA
Cheryl A. Tinseth, CPA, MS Taxation

INDEPENDENT AUDITOR'S REPORT

To The Partners
Bill Parker Agency
Sacramento, California

We have audited the accompanying balance sheet of Bill Parker Agency (a partnership), as of December 31, 2001 and the related statements of income and partners' equity and cash flows for the year then ended. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit based on generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by Management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Bill Parker Agency, as of December 31, 2001, and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles.

Also, we have prepared and examined the supplementary schedules (pages 1 through 7 of Form X-17a-5(a)) which follow the notes to the aforementioned financial statements and, in our opinion, they present fairly the information included therein in conformity with the rules of the Securities and Exchange Commission.

Mistretta-Tinseth

February 18, 2002

BILL PARKER AGENCY
(A PARTNERSHIP)
BALANCE SHEET
December 31, 2001

ASSETS

Current Assets	
Cash	$ 16,001
Commissions receivable	10,280
Total Current Assets	26,281
Furniture and Equipment, at cost, less accumulated depreciation of $33,635	5,142
Total Assets	$ 31,423

LIABILITIES AND PARTNERS' EQUITY

Current Liabilities	
Commissions payable	$ 2,291
Accounts payable	31
Total Current Liabilities	2,322
Partners' Equity	29,101
Total Liabilities and Partners' Equity	$ 31,423

See accompanying notes and auditors' report.

BILL PARKER AGENCY
(A PARTNERSHIP)
STATEMENT OF INCOME AND PARTNERS' EQUITY
Year ended December 31, 2001

Commission Income	$ 198,067
Expenses	
Commissions	173,608
Insurance	1,848
Office expense	6,921
Advertising	361
Automobile expense	2,331
Repairs	959
Dues and publications	342
Bank charges	50
Telephone	2,199
Licenses and fees	1,376
Postage	125
Computer software and supplies	1,063
Accounting and auditing	3,150
Travel, lodging and meals	1,472
Meetings and seminars	1,132
Depreciation	2,741
Total Expenses	199,678
Net Income (Loss) From Operations	(1,611)
Other Income	
Interest income	153
Total Other Income	153
Net Income (Loss)	(1,458)
Partners' Equity, December 31, 2000	30,559
Partners' Withdrawals	-
Partners' Equity, December 31, 2001	$ 29,101

See accompanying notes and auditors' report.

BILL PARKER AGENCY
(A PARTNERSHIP)
STATEMENT OF CASH FLOWS
Year ended December 31, 2001

Increase (Decrease) in Cash and Cash Equivalents

Cash Flows From Operating Activities	
Net income (loss)	$ (1,458)
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation	2,741
Changes in assets and liabilities:	
Decrease in commissions receivable	2,059
Decrease in commissions payable	(1,242)
Decrease in accounts payable	(1,100)
Total Adjustments	2,458
Net Cash Provided By Operating Activities	1,000
Cash and cash equivalents, December 31, 2000	15,001
Cash and cash equivalents, December 31, 2001	$ 16,001

Supplementary Disclosure of Cash Flow Information

There was no interest paid during the period.

Disclosure of Accounting Policy

For purposes of the Statement of Cash Flows, the Company considers all highly-liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

See accompanying notes and auditors' report.

BILL PARKER AGENCY
(A PARTNERSHIP)
NOTES TO THE FINANCIAL STATEMENTS
December 31, 2001

Note 1: Summary of Significant Accounting Policies

The following items comprise the significant accounting policies of the Company. The policies reflect industry practices and conform to generally accepted accounting principles.

Company's Activities

The Company is engaged in the sale of variable annuities, mutual funds and life insurance to individuals, organizations and businesses in Northern California and Nevada. Commissions are paid by the issuing companies to Bill Parker Agency, which in turn pays commissions to its two partners as security representatives/life agents.

Furniture and Equipment

The Company depreciates furniture and equipment using the straight line method over the estimated useful lives of the assets, which are five to seven years.

Partners' Salaries

No provision has been made for salaries for the partners.

Income Taxes

No provision has been made for income taxes as the liability, if any, is that of the partners.

Note 2: Furniture and Equipment

Furniture and equipment consists of the following at December 31, 2001:

	Cost	Accumulated Depreciation	Net Book Value
Office furniture and equipment	$ 12,019	$ 11,349	$ 670
Computer equipment	26,758	22,286	4,472
	$ 38,777	$ 33,635	$ 5,142

Note 3: Net Capital Requirement

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain net capital of not less than $5,000. At December 31, 2001, the Company had net capital of $23,575.

Note 4: Related Party Transactions

All commissions payable at December 31, 2001 and commissions expense for the year ended December 31, 2001 included in the balance sheet and statement of income, respectively, was earned by the partners.

Note 5: Partnership Contract of Sale

Effective January 1, 1999, the prior sole proprietor and current majority partner entered into an agreement to transfer ownership interests in the company from himself to his daughter (minority partner) at a rate of 10% per year for five years. As a result of the agreement, the Bill Parker Agency converted effective January 1, 1999 to a partnership from a sole proprietorship. At December 31, 2003, the minority partner has the right to purchase the remaining fifty percent interest from the majority partner, payable with an interest bearing note, with annual payments beginning December 31, 2003 and all outstanding principal and interest payable on December 31, 2008, at which date the minority partner would become the sole owner of the company.

BILL PARKER AGENCY
(A PARTNERSHIP)
December 31, 2001

Bill Parker Agency does not retain customer funds or customer securities. The following schedules are inapplicable and thus have not been prepared:

- Computation for Determination of Reserve Requirements pursuant to Rule 15c3-3
- Information Relating to the Possession or Control Requirements pursuant to Rule 15c3-3
- A Reconciliation pursuant to Rule 17a-5(d)(4)

 MISTRETTA - TINSETH
Certified Public Accountants – Financial Management Consultants

740 University Ave., Suite 160
Sacramento, CA 95825
916-929-6902
916-929-7068 Fax

Robert Mistretta, CPA, MBA
Cheryl A. Tinseth, CPA, MS Taxation

SUPPLEMENTARY REPORT ON INTERNAL ACCOUNTING CONTROL

To The Partners
Bill Parker Agency
Sacramento, California

We have examined the financial statements of Bill Parker Agency for the year ended December 31, 2001 and have issued our report thereon dated February 18, 2002. As part of our examination, we made a study and evaluation of the system of internal accounting control to the extent we considered necessary to evaluate the system as required by generally accepted auditing standards and Rule 17a-5 of the Securities and Exchange Commission. This study and evaluation included the accounting system. The Company is exempt from compliance with Rule 15c3-3. No facts came to our attention indicating that the conditions of the exemption had not been complied with during the period. Rule 17a-5 states that the scope of the study and evaluation should be sufficient to provide reasonable assurance that any material weakness existing at the date of our examination would be disclosed. Under generally accepted auditing standards and rule 17a-5, the purposes of such study and evaluation are to establish a basis for reliance thereon in determining the nature, timing, and extent of other auditing procedures necessary for expressing an opinion on the financial statements and to provide a basis for reporting material weaknesses in internal accounting control.

The objective of internal accounting control is to provide reasonable, but not absolute, assurance concerning the safeguarding of assets against loss from unauthorized use or disposition and concerning the reliability of financial records for preparing financial statements and maintaining accountability for assets. The concept of reasonable assurance recognizes that the cost of a system of internal accounting control should not exceed the benefits derived and also recognizes that the evaluation of these factors necessarily requires estimates and judgment by Management. However, for the purposes of this report under Rule 17a-5, the determination of weaknesses to be reported was made without considering the practicability of corrective action by Management within the framework of a cost/benefit relationship.

There are inherent limitations that should be recognized in considering the potential effectiveness of any system of internal accounting control. In the performance of most control procedures, errors can result from misunderstanding instructions, mistakes of judgment, carelessness, or other personnel factors. Control procedures whose effectiveness depends on segregation of duties can be circumvented by collusion. Similarly, control procedures can be circumvented intentionally by Management either with respect to the execution and recording of transactions or with respect to the estimates and judgments required in the preparation of financial statements. Further, projection of any evaluation of internal accounting control to future periods is subject to the risk that the procedures may become inadequate because of changes in conditions or that the degree of compliance with the procedures may deteriorate.

Our study and evaluation of the system of internal accounting control for the year ended December 31, 2001, which was made for the purposes set forth in the first paragraph above, and would not necessarily disclose all weaknesses in the system that may have existed during the period, disclosed no weakness that we believe to be material except that substantially all accounting functions are performed or directed by one individual (partner). This lack of segregation of duties allows opportunity for accounting improprieties to occur without collusion. Although, not a formal control, each of the partners has full access to all accounting records and is extremely familiar with the transactions and business activities of the Partnership.

Mistretta-Tinsch

February 18, 2002